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      Contact: Michael P. Hawks         (NYSE-BMC)
               (612)851-6030            FOR IMMEDIATE RELEASE




                         BMC ANNOUNCES QUARTERLY DIVIDEND


June 7, 1996--Minneapolis, Minnesota--BMC Industries, Inc. today announced that its Board of Directors has approved a continuation of its quarterly cash dividend of $.0125 cents per share.

Shareholders of record as of June 19, 1996 will receive a dividend of $.0125 for each share owned on that date, to be paid on July 3, 1996.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.


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